January 16, 2026

Taylor Schreiber, M.D., Ph.D.
Chief Executive Officer
Shattuck Labs, Inc.
500 W. 5th Street, Suite 1200
Austin, TX 78701

       Re: Shattuck Labs, Inc.
           Registration Statement on Form S-3
           Filed January 13, 2026
           File No. 333-292697
Dear Taylor Schreiber M.D., Ph.D.:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at 202-551-3635 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Melanie E. Neary, Esq.